[Tenneco Letterhead]
October 22, 2010
VIA FACSIMILE AND EDGAR
Mr. Lyn Shenk
Ms. Aamira Chaudhry
Mr. Dana Brown
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3628
Re:	Tenneco Inc. Form 10-K for Fiscal Year Ended December 31, 2009 Filed on February 26, 2010 File No. 001-12387
Dear Mr. Shenk, Ms. Chaudhry and Mr. Brown:
Reference is made to your letter, dated September 28, 2010 (the “Comment Letter”), setting forth the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) concerning Tenneco Inc.’s (“Tenneco”) Form 10-K for the fiscal year ended December 31, 2009 (the “2009 10-K”) and Form 10-Q for the fiscal quarter ended March 31, 2010.
Set forth below are Tenneco’s responses to the Comment Letter. To facilitate the Staff’s review, the headings and numbered comments from the Comment Letter have been repeated in this letter in bold face type, and Tenneco’s response immediately follows each numbered comment in regular type.
Form 10-K for Fiscal Year Ended December 31, 2009
Selected Consolidated Financial Data, page 36
1.	In accordance with Item 301 of Regulation S-K, please revise your disclosure in Selected Financial Data to describe or cross-reference to those factors that have materially affected the comparability of the information presented.
Response:	We will add the following cross-reference at the beginning of Item 6 in our future filings.
“The following data should be read in conjunction with Item 7 — ‘Management’s Discussion and Analysis of Financial Condition and Operations’ and our consolidated

United States Securities and Exchange Commission
October 22, 2010

financial statements in Item 8 — ‘Financial Statements and Supplementary Data.’ These items include discussions of factors affecting comparability of the information shown above.”
In the event that there are major factors such as accounting changes, business combinations or dispositions of business operations that materially affect the comparability of the information reflected in the selected financial data, we will also add footnotes at the bottom of the tables in Item 6 to describe such factors and provide a cross-reference to where those factors are described in greater detail.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Executive Summary, page 38
2.	We note your statement that other than the impact from production shutdowns during the second quarter, you incurred no other economic loss from the bankruptcy filings of Chrysler or General Motors. Please tell us and revise your disclosure to disclose what the impact of these production shutdowns was.
Response:	The paragraph will be revised in future filings as follows.
“Other than the impact of production shutdowns at Chrysler and General Motors plants in North America during the second and third quarters of 2009, we incurred no other economic loss from the bankruptcy filings of these two customers. We collected substantially all of our pre-petition receivables from Chrysler Group LLC and Chrysler Group LLC has assumed substantially all of the contracts which we had with Chrysler LLC. We collected substantially all of our pre-petition receivables from General Motors Company and General Motors Company has assumed substantially all of the contracts which we had with General Motors Corporation. Substantially all of our customers in North America significantly reduced production volumes during this time period in response to lower purchases of new vehicles. The impact on our results of operations of this lower production, including the production shutdowns at Chrysler and General Motors, is discussed later in this MD&A under ‘— Results from Operations.’”
Results from Operations, page 41
3.	We note that a significant portion of your results of operations disclosure with regards to revenues is dedicated to stating, in narrative text form, dollar and percentage changes in the different revenue categories. In addition, while you discuss certain factors to which changes are attributable, you do not quantify some of the individual factors. For example, you state that excluding $6 million in unfavorable currency, aftermarket revenues were up $16 million driven by stronger ride control volumes and pricing, partially offset by lower emission control volumes, but you do not quantify these individual factors. Please ensure that all material

United States Securities and Exchange Commission
October 22, 2010

factors are quantified and analyzed to the extent practicable. In addition, we believe your disclosures would be more informative, transparent and easily understood by:
•	using of tables to present dollar and percentage changes in the different revenue categories, rather than including such information in narrative text form;

•	using tables to list, quantify, and sum all of the material individual factors to which changes in revenues are attributable; and

•	refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above.
We believe such enhancements will significantly improve the ease of use of the information to present in your MD&A discussion and allow you to focus the narrative text on discussion and analysis of these figures as seen through the eyes of management. Please revise future filings accordingly. Please provide us a sample of your proposed revised disclosure as part of your response.
Response:	In future filings, following the tables that display detailed information regarding our revenues (shown on pages 40 and 41 of the 2009 10-K), we will add a table showing the year-over-year dollar and percentage changes for Revenues and for Revenues Excluding Currency and Substrate Sales. Following is a sample of this new table:

	2009 vs. 2008 Increase (Decrease) (Dollars in Millions)
			Revenues Excluding
			Currency and
	Revenues	% Change	Substrate Sales	% Change
North America Original Equipment
Ride Control	$(111)	(23%)	$(107)	(22%)
Emission Control	(437)	(27%)	(192)	(23%)

Total North America Original Equipment	(548)	(26%)	(299)	(23%)

North America Aftermarket
Ride Control	16	4%	20	5%
Emission Control	(6)	(4%)	(4)	(3%)

Total North America Aftermarket	10	2%	16	3%

Total North America	(538)	(20%)	(283)	(15%)

Europe Original Equipment
Ride Control	(58)	(12%)	(33)	(7%)
Emission Control	(570)	(38%)	(158)	(17%)

Total Europe Original Equipment	(628)	(32%)	(191)	(13%)

United States Securities and Exchange Commission
October 22, 2010

	2009 vs. 2008 Increase (Decrease) (Dollars in Millions)
			Revenues Excluding
			Currency and
	Revenues	% Change	Substrate Sales	% Change
Europe Aftermarket
Ride Control	(32)	(15%)	(18)	(8%)
Emission Control	(36)	(19%)	(20)	(11%)

Total Europe Aftermarket	(68)	(17%)	(38)	(9%)

South America & India	(15)	(4%)	30	9%

Total Europe, South America & India	(711)	(26%)	(199)	(9%)

Asia	38	11%	57	25%

Australia	(56)	(30%)	(31)	(18%)

Total Asia Pacific	(18)	(3%)	26	6%

Total Tenneco Inc.	$(1,267)	(21%)	$(456)	(10%)

In addition, we will add a table showing the light vehicle industry production volumes for the comparative years, including unit and percentage changes. Following is a sample of this new table:
Light Vehicle Industry Production by Region
(According to Global Insight, February 2010)

	Year Ended December 31,
	2009	2008	Change	% Change
	(Number of Vehicles in Millions)
North America	8.6	12.6	(4.0)	(32%)
Europe	16.9	21.2	(4.3)	(20%)
South America	3.7	3.8	(0.1)	(3%)
India	2.4	2.1	0.3	16%
China	12.9	8.6	4.3	50%
Australia	0.2	0.3	(0.1)	(32%)
The following is a sample of our narrative disclosure, consisting of a revised version of the related narrative text used in the 2009 10-K for the fiscal year ended December 31, 2009:
“In North America, the light vehicle industry production decline in 2009 compared to 2008 was caused by the economic recession and the bankruptcies of General Motors and Chrysler. The recession also drove commercial vehicle production for Class 8 and Class 4

United States Securities and Exchange Commission
October 22, 2010

through 7 vehicles down 38 percent and 39 percent, respectively. The 23 percent decrease in our North American OE revenue excluding currency and substrate sales was primarily due to these significant industry production declines. The platforms we supply were impacted less severely than the overall industry, resulting in a lower percentage decline in our OE revenues than the overall industry experienced.
The 3 percent increase in our North American aftermarket revenue excluding currency was mostly driven by increases in ride control products sales volume and better year over year pricing, driving higher revenues of $7 million and $9 million, respectively. A decline in aftermarket emission control products sales volume drove $15 million in lower revenue, which was partially offset by better emission control product pricing of $11 million.
In Europe, industry light vehicle production also declined in 2009 due to the global recession. Our European OE revenues excluding currency and substrate sales were down less than the overall industry because the platforms we supply were impacted less severely than the overall industry. In particular, our ride control revenues benefited from a vehicle mix more heavily weighted toward the small A/B segment vehicles which have been better sellers under various government incentive programs. The ride control business also benefited from new vehicle launches, including new CES business. Our emission control business also experienced a decline in revenue that was less than the overall industry production volume decline due to a favorable platform mix. We also recovered $64 million less year over year in alloy surcharges in our emission control business due to lower alloy surcharge costs.
The 9 percent decline in our European aftermarket revenue excluding currency in both product lines was primarily due to a $52 million volume-driven revenue loss resulting from overall recession-related market declines, particularly in our heavy duty ride control products and in the ride control markets in Eastern Europe where economies were more severely impacted by the economic crisis, partially offset by $12 million of improved pricing.
Light vehicle industry production volume was down 3 percent in South America and up 16 percent in India. Our South America and India revenues excluding currency and substrate sales improved by $30 million primarily due to our favorable platform mix in South America and higher production volume in India as well as $17 million in favorable pricing changes.
Despite the global recession, China light vehicle industry production volume was up significantly. Our Asia revenue excluding currency and substrates improved primarily due to increased light vehicle industry production volume in China. In Australia, the light vehicle industry production volume decline in 2009 was the primary driver of the decrease in our revenue excluding currency and substrates. The aftermarket business was impacted less severely than the OE business, resulting in an overall lower percentage revenue decline for our total Australia business than the OE production volume decline.”

United States Securities and Exchange Commission
October 22, 2010

4.	In future filings, please quantify, discuss, and analyze the changes in costs of sales. In your revised disclosure, please quantify and discuss the significant components of costs of sales, such as labor, materials, or any other components, to the extent material. Please provide us a sample of your proposed revised disclosure as part of your response.
Response:	We will expand, and further quantify, the discussion of gross margin on page 39 of the 2009 10-K, most of which relates to factors that drove changes in our cost of sales, to include other factors that relate directly to our cost of sales. As a sample of our proposed revised disclosure, following is an expanded and revised version of the paragraph on page 39 in which we discuss gross margin.
“Gross margin for 2009 was 16.6 percent, up 2.2 percentage points, from 14.4 percent in 2008. The gross margin improvement was driven by currency gains (0.4%) and improvement in our cost of sales resulting from our restructuring activities in 2008 and lower year-over-year restructuring and related expenses (0.5%), material cost management (2.6%) and improved manufacturing efficiencies (0.7%). Lower OE production volumes and the related fixed cost absorption partially offset these improvements (1.9%).”
5.	In future filings, please quantify, discuss, and analyze the changes in other material expense accounts such as your goodwill impairment charge, engineering expense, research and development expense, selling, general and administrative expense and depreciation and amortization.
Response: We discuss other material expense accounts, including material goodwill impairment charges, engineering, research and development expense, and selling, general and administrative expense under the “Executive Summary” and “Critical Accounting Policies” sections of Item 7. We will discuss depreciation and amortization expense in future filings if we experience any material year-over-year changes in this expense account during the three years presented in the consolidated statements of income (loss).
Item 8. Financial Statements and Supplementary Data
Note 5. Long Term Debt, Short Term Debt, and Financing Arrangements
Senior Credit Facility — Other Terms and Conditions, page 92
6.	We note that your senior credit facility agreement provides the ability to refinance your senior subordinated notes and/or your senior secured notes in exchange for shares of common stock, other debt, or in an amount equal to the sum of proceeds of certain equity offerings. Please tell us the purpose of these provisions, explain to us

United States Securities and Exchange Commission
October 22, 2010

how they work in further detail and how you accounted for them, citing any accounting literature that you relied upon.
Response:	The covenants in our senior credit facility agreement generally prohibit us from repaying or refinancing our senior secured notes (which were retired in September), senior unsecured notes and senior subordinated notes. These negative covenants are for the benefit and protection of the lenders under our senior credit agreement, which is a secured credit facility, in that they serve as limitations on our ability to repay or refinance other indebtedness that is actually or structurally subordinate to the senior credit facility obligations.
Notwithstanding these general prohibitions, our senior credit agreement does provide for certain specified circumstances in which we are permitted to repay or refinance our notes. One such permitted circumstance allows us to repay the notes in exchange for permitted refinancing indebtedness (as defined in the senior credit agreement) or in exchange for shares of our common stock.
While the senior credit agreement would not prohibit us from consummating such an exchange, we do not, under the terms of the agreements governing our outstanding notes, have the right to repay the notes by way of a direct exchange of other indebtedness or shares of our common stock. Accordingly, we did not account for any such exchange features in our financial statements.
In future filings, we will revise our disclosure to further explain the purpose of these provisions in the senior credit agreement and how they operate.
Form 10-Q for Fiscal Quarter Ended March 31, 2010
7.	We note that you adopted the new accounting guidance for transfers of financial assets. We further note that you now account for your North American securitization program as a secured borrowing as it no longer meets the conditions required for sales accounting treatment and that you continue to account for your European securitization programs as sales as they continue to qualify for sales accounting treatment. Please tell us and revise future filings to disclose the following: (1) how the North American securitization program differs from the European securitization programs (2) how you determined that the North American securitization program no longer qualified for and that the European programs continues to qualify for sales accounting treatment.
Response:	Following is an explanation and revised disclosure describing how the North American and European programs differ and how these differences affect their accounting treatment.

United States Securities and Exchange Commission
October 22, 2010

“We adopted the amended accounting guidance (ASC Topic 860, Accounting for Transfers of Financial Assets) effective January 1, 2010. Prior to the adoption of this new guidance, we accounted for activities under our North American and European accounts receivable securitization programs as sales of financial assets to our banks. The new accounting guidance changed the conditions that must be met for the transfer of financial assets to be accounted for as a sale. The new guidance adds additional conditions that must be satisfied for transfers of financial assets to be accounted for as sales when the transferor has not transferred the entire original financial asset, including the requirement that no partial interest holder have rights in the transferred asset that are subordinate to the rights of other partial interest holders. In our North American accounts receivable securitization programs, we transfer a partial interest in a pool of receivables and the interest that we retain is subordinate to the transferred interest. Accordingly, beginning January 1, 2010, we account for our North American securitization program as a secured borrowing. In our European programs, we transfer accounts receivables in their entirety to the acquiring entities and satisfy all of the conditions established under amended ASC Topic 860 to report the transfer of financial assets in their entirety as a sale.” [Remainder of paragraph is unchanged.]
Signatures
8.	We note that Gregg M. Sherrill has signed on behalf of the registrant pursuant to a power of attorney. Please file an amended Form 10-K including a certified copy of the resolution of your board of directors authorizing such signature as an exhibit.
Response:	As we discussed with you, we will submit a Form 10-K/A with a manual signature by Gregg Sherrill, CEO of Tenneco Inc., substantially in the form of Exhibit 1, attached hereto. To the extent possible, we intend to file the 10-K/A on October 27, 2010. Accordingly, we would appreciate receiving any comments or questions you may have to this document at your soonest convenience.
Tenneco acknowledges that (i) Tenneco is responsible for the adequacy and accuracy of the disclosure in the 2009 10-K, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2009 10-K and (iii) Tenneco may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
October 22, 2010

Any questions or comments with respect to this response letter may be communicated to the undersigned at (847) 482-5000.

Very truly yours,
/s/ Kenneth R. Trammell
Kenneth R. Trammell
Executive Vice President and Chief Financial Officer Tenneco Inc.

United States Securities and Exchange Commission
October 22, 2010

EXHIBIT 1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K/A
(Amendment No. 1)
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 1-12387
TENNECO INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	76-0515284 (I.R.S. Employer Identification No.)

500 North Field Drive Lake Forest, IL (Address of principal executive offices)	60045 (Zip Code)
Registrant’s telephone number, including area code: (847) 482-5000
Securities registered pursuant to Section 12(b) of the Act:

Name of each Exchange
Title of each class	on which registered
Common Stock, par value $.01 per share	New York and Chicago Stock Exchanges
Securities registered pursuant to Section 12(g) of the Act: None
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
     Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑
     Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Exchange Act from their obligations under those Sections.
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑
     Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐
     Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑
     State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant’s most recently completed second fiscal quarter.

Class of Common Equity and Number of Shares
held by Non-affiliates at June 30, 2009	Market Value held by Non-affiliates*
Common Stock, 45,373,857 shares	$480,962,884

*	Based upon the closing sale price on the New York Stock Exchange Composite Tape for the Common Stock on June 30, 2009.
     INDICATE THE NUMBER OF SHARES OUTSTANDING OF EACH OF THE REGISTRANT’S CLASSES OF COMMON STOCK, AS OF THE LATEST PRACTICABLE DATE. Common Stock, par value $.01 per share, 59,459,360 shares outstanding as of February 22, 2010.
Documents Incorporated by Reference:

Part of the Form 10-K
Document	into which incorporated
Portions of Tenneco Inc.’s Definitive Proxy Statement for the Annual Meeting of Stockholders to be held May 12, 2010	Part III

EXPLANATORY NOTE
     Tenneco Inc. (the “Company”) is filing this Form 10-K/A to refile the signatures to its Annual Report on Form 10-K for the year ended December 31, 2009 that was originally filed on February 26, 2010 (the “Original Annual Report”), in response to comments received from the Securities and Exchange Commission (the “SEC”) regarding the signature page to the Original Annual Report as part of the SEC’s comment letter dated September 28, 2010. In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, currently dated certifications by the Company’s principal executive officer and principal financial officer are being provided as exhibits to this Form 10-K/A.
     The Original Annual Report has been revised solely to reflect the changes above. This Form 10-K/A speaks only as of the date the Original Annual Report was filed, and the Company has not undertaken herein to amend, supplement or update any information contained in the Original Annual Report to give effect to any subsequent events. Accordingly, this Form 10-K/A should be read in conjunction with the Original Annual Report and the Company’s other reports filed with the SEC subsequent to the filing of the Original Annual Report, including any amendments to those filings.

SIGNATURES
     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TENNECO INC.
By
Gregg M. Sherrill
Chairman and Chief Executive Officer

Date: October __, 2010
     Pursuant to the requirements of the Securities Exchange Act of 1934 this report has been signed by the following persons in the capacities indicated on October __, 2010.

Signature	Title

Gregg M. Sherrill	Chairman, President and Chief Executive Officer and Director (principal executive officer)

Kenneth R. Trammell	Executive Vice President and Chief Financial Officer (principal financial officer)

* Paul D. Novas	Vice President and Controller (principal accounting officer)

* Charles W. Cramb	Director

* Dennis J. Letham	Director

* Hari N. Nair	Director

* Roger B. Porter	Director

* David B. Price, Jr.	Director

* Paul T. Stecko	Director

* Mitsunobi Takeuchi	Director

* Jane L. Warner	Director

*By:
Kenneth R. Trammell
Attorney in fact

EXHIBITS
     The following exhibits are provided with this Amendment No. 1 to Annual Report on Form 10-K/A for the fiscal year ended December 31, 2009.
INDEX TO EXHIBITS
31.1	Certification of Gregg M. Sherrill under Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Kenneth R. Trammell under Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Gregg M. Sherrill and Kenneth R. Trammell under Section 906 of the Sarbanes-Oxley Act of 2002.

EXHIBIT 31.1
CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT
I, Gregg M. Sherrill, certify that:
     1. I have reviewed this Amendment No. 1 to Annual Report on Form 10-K/A of Tenneco Inc.;
     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
     3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
     4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15 (f) and 15d-15(f)) for the registrant and have:
     a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
     b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
     c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
     d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
     5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of the registrant’s internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
     a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
     b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Gregg M. Sherrill
Chairman and Chief Executive Officer

Dated: October __, 2010

EXHIBIT 31.2
CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT
I, Kenneth R. Trammell, certify that:
     1. I have reviewed this Amendment No. 1 to Annual Report on Form 10-K/A of Tenneco Inc.;
     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
     3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
     4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15 (f) and 15d-15(f)) for the registrant and have:
     a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
     b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
     c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
     d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
     5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of the registrant’s internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
     a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
     b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Kenneth R. Trammell
Executive Vice President and Chief Financial Officer

Dated: October __, 2010

EXHIBIT 32.1
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
     In connection with the accompanying Amendment No. 1 to Annual Report on Form 10-K/A of Tenneco Inc. (the “Company”) for the period ended December 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), and pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, Gregg M. Sherrill, as Chief Executive Officer of the Company, and Kenneth R. Trammell, as Chief Financial Officer of the Company, hereby certify that:
     (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Gregg M. Sherrill
Chief Executive Officer

Kenneth R. Trammell
Chief Financial Officer

October __, 2010
     This certification shall not be deemed “filed” by the Company for purposes of Section 18 of the Securities Exchange Act of 1934. In addition, this certification shall not be deemed to be incorporated by reference into any filing under the Securities Exchange Act of 1933 or the Securities Exchange Act of 1934.
     A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.